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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                December 3, 2003


                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



LIHIR GOLD LIMITED


By:/s/ Mark Laurie
   -------------------
   Name: Mark Laurie
   Title: Company Secretary

December 3, 2003
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                           [LIHIR GOLD LIMITED LOGO]


LIHIR GOLD LIMITED                                           Stock Market Codes:
Incorporated in Papua New Guinea                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSox - LHG



                                                                 NOT FOR RELEASE
                                                              OR DISTRIBUTION IN
                                                               THE UNITED STATES
                                                                      OF AMERICA

Date:  12 November 2003

                                 CAPITAL RAISING


Lihir Gold Limited (Lihir) announces that it is raising A$210 million (approximately equivalent to $US150 million and PGK525 million) in new capital by way of an underwritten institutional placement to Australian and offshore investors (the Placement). The Company also intends to implement a Share Purchase Plan (SPP) for existing shareholders in Australia, New Zealand and Papua New Guinea which would raise a further $US10-20 million assuming usual participation rates.

The Placement will be conducted by way of an overnight underwritten book build. The Company proposes to place 140 million fully paid ordinary shares, or approximately 12.3% of the Company's issued capital. The underwritten price for the Placement is A$1.50 per share. Details of the final Placement price and funds raised will be announced tomorrow. Shares issued pursuant to the Placement will rank equally with the Company's existing ordinary shares.

The Placement will strengthen Lihir's financial position, enabling implementation of efficiency and cost reduction initiatives and facilitating access to accelerated growth opportunities.

The funds raised from the Placement and the SPP are intended for:

- Geothermal power plant - Lihir's Board has recently committed to the construction of a new 30MW geothermal power plant. The power plant is estimated to cost US$45 - US$50 million and expected to be operational in the first quarter of 2005. Once operational, the Company anticipates the plant will deliver substantial cost savings of around US$10 million per annum on a cash operating basis, based on current fuel prices. In addition, Lihir intends to pursue the potential for further capacity, possibly up to an additional 20MW above the 30MW already approved.

- Retirement of high cost debt - The Company proposes to retire relatively expensive debt facilities of approximately US$15m.

- Acceleration of Kapit resource development - Subject to successful conversion of resource to reserve at year-end, the Company proposes to accelerate the intended development of the Kapit resource, including the geothermal drilling programme. This programme would be expected to cost up to US$25m and would allow refinement of the long-term mining plan, potentially enabling earlier access to the Kapit resource.

- Efficiency initiatives - A range of programmes are being evaluated. These include plant reliability and throughput options such as improved carbon regeneration capability, increased ore feed washing capacity, more efficient mine waste handling and potentially higher mining rate capability.

Following this equity raising, the Company intends to review its debt structure. The Board is confident that the above initiatives will deliver increased value to shareholders.


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Rio Tinto

Rio Tinto has informed the Company that it does not intend to participate in this Placement. Rio Tinto has advised Lihir that its present intention is to continue to hold its existing shares in the Company.

The Lihir Board advises that Rio Tinto will continue in its management role of the Lihir Project under the existing management contract.

Lihirian Trust

The Company intends to allow a period of 30 days from the date of the Placement for the Lihirian community (through the Lihirian Equity Trust) to subscribe for an additional 10.2 million shares at the same issue price as the final issue price of the Placement. This offer is non-renounceable and will not be underwritten.

The Board notes that the Lihirian people's interests have been materially reduced since the Company's inception in 1995. Most recently, and as discussed by the Company at its Annual General Meeting held in April, the Lihirian community has agreed to sell down its equity in Lihir to 5.2% to service the major part of its remaining debt to the European Investment Bank. As a result of the administrative processes and approvals required, this sell down has not yet occurred.

Lihir's Board continues to recognise the importance of the local Lihirian community holding equity in the Company and considers it appropriate to assist the Lihirian community to maintain their equity interest in the Company at 5.2%. It is likely that their interest will be diluted below this as a result of the agreed sell down process and the current capital raising. In this event, it is the Board's intention to issue, for nil consideration, such number of shares to the Lihirian community (through the Lihirian Equity Trust) as is necessary to maintain their interest at 5.2%. At current exchange rates and recent share price range, this potential issue is unlikely to exceed 5 - 6 million shares, but the final issue to the Lihirian community will be determined with reference to the number of shares issued under the SPP.

Share Purchase Plan

Lihir intends to extend an offer to its existing shareholder base in Australia, Papua New Guinea and New Zealand to subscribe for shares under a Share Purchase Plan. The Company is applying for a waiver from the ASX to exclude the shares issued under the SPP from the restriction contained in the ASX Listing Rules on issuing more than 15% of the Company's issued capital in a 12 month period. The Company will also require a waiver of prospectus provisions from the Securities Commission of Papua New Guinea. Subject to the grant of these waivers, the SPP would enable eligible shareholders to subscribe for parcels of shares worth approximately A$2,000, A$3,000 or A$5,000 (or the equivalent in Papua New Guinea and New Zealand). The offer price will be equal to the Placement price. The record date for the SPP will be announced shortly and details of the SPP are expected to be mailed to eligible shareholders in approximately two weeks' time. The SPP will not be underwritten and will be non-renounceable. Any shares issued under the SPP will rank equally with the Company's existing ordinary shares.

Trading Halt

The Company has requested that trading halts be placed on its shares on ASX and POMSoX and its American Depository Receipts (ADR's) on NASDAQ until the Placement has been completed and allocations advised to successful subscribers. It is anticipated that the trading halts would be lifted by 12.00pm AEDT tomorrow, Thursday 13 November.

This announcement has been prepared for use in Australia and may not be released or distributed in the United States. It does not constitute an offer of any securities for sale in Australia, the United States, Papua New Guinea or any other jurisdiction. Securities may not be offered or sold in the United States in the absence of registration under the US Securities Act of 1933 or an exemption from registration.


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FOR FURTHER INFORMATION:
Neil Swan
Managing Director

Tel: +675 986 5576

Mark Laurie
Manager Corporate, Investor Relations & Company Secretary

Tel:(+675) 986 5604  Email:  Mark.Laurie@lihir.com.pg   Website:www.lihir.com.pg